SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 0-18410
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                           NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-QSB
              [_] Form N-SAR

              For Period Ended:   MARCH 31, 1999
                                 -----------------------------------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:
                                           -------------------------------------

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                         -----------------------

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                                     PART I

                             REGISTRANT INFORMATION


Full Name of Registrant  THE PRODUCERS ENTERTAINMENT GROUP LTD.
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Former Name if Applicable

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Address of Principal Executive Office (STREET AND NUMBER)

5757 WILSHIRE BOULEVARD, PENTHOUSE ONE
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City, State and Zip Code    LOS ANGELES, CALIFORNIA 90036
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[ X ]     (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by May 17, 1999, the required filing date, without unreasonable effort and expense.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  ARTHUR BERNSTEIN                   (323)         634-8634
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


THE PRODUCERS ENTERTAINMENT GROUP LTD.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date MAY 13, 1999                  By   /S/ ARTHUR BERNSTEIN
    -------------------            ---------------------------------------------
                                   Name:  Arthur Bernstein
                                   Title: Executive Vice President

PART IV QUESTION #3


         The Company is not able to provide a reasonable estimate of the change in results of operations from the period ended March 31, 1999 because it has not been able to compile the requisite financial data and other narrative information necessary to make such estimate without unreasonable effort and expense. Such information will be provided by the earnings statements to be included in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1999.